Exhibit 99.1

NEWS RELEASE

Fortuna intersects 6.0 g/t gold over 24.1 meters at Southern Arc, Diamba Sud Project, Senegal

Vancouver, British Columbia, February 25, 2026: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) is pleased to report the latest batch of exploration drilling results from the Southern Arc deposit at its Diamba Sud Gold Project located in Senegal. A further 44 reverse circulation and diamond drill holes, totalling 7,518 meters, have been completed at Southern Arc since the previous exploration results update in December 2025 and were incorporated into the expanded Diamba Sud mineral resource (refer to Fortuna news release dated February 19, 2026, “Fortuna expands Indicated Mineral Resource by 73% to 1.25 million gold ounces, Diamba Sud Project, Senegal”).

Paul Weedon, Senior Vice President of Exploration, commented “Infill and extension drilling at Southern Arc continues to strengthen the scale and confidence of the deposit, contributing to the updated and expanded updated Mineral Resource of 6 million tonnes averaging 1.9 g/t Au, containing 367,000 gold ounces, making it today the largest single mineral deposit at the growing Diamba Sud Project.” Mr. Weedon concluded, “Southern Arc remains open at depth and along strike to both the southwest and northeast, with drilling continuing. Importantly, most drilling across the total project area is considered relatively shallow at less than 200 meters depth, underscoring the potential for further resource growth at Diamba Sud.”

Southern Arc Drilling highlights

DSDD606:	8.4 g/t Au 22.4 g/t Au	over an estimated true width of 10.4 meters from 136 meters including over an estimated true width of 1.6 meters from 145 meters
DSDD608:	6.0 g/t Au 20.0 g/t Au 29.8 g/t Au 13.9 g/t Au 3.0 g/t Au 18.6 g/t Au

over an estimated true width of 24.1 meters from 80 meters, including over an estimated true width of 0.8 meters from 80 meters, and over an estimated true width of 2.4 meters from 84 meters, and over an estimated true width of 0.8 meters from 109 meters,

over an estimated true width of 13.6 meters from 167 meters, including over an estimated true width of 0.8 meters from 176 meters

DSDD612:	6.4 g/t Au 12.6 g/t Au 2.4 g/t Au 10.7 g/t Au 10.3 g/t Au 25.5 g/t Au 19.0 g/t Au

over an estimated true width of 4.6 meters from 102 meters, including over an estimated true width of 1.4 meters from 106 meters

over an estimated true width of 6.2 meters from 115.3 meters, including over an estimated true width of 0.8 meters from 118 meters

over an estimated true width of 7.2 meters from 135.45 meters, including over an estimated true width of 1.2 meters from 135.45 meters, and over an estimated true width of 0.8 meters from 139 meters

DSDD614:	10.1 g/t Au 13.7 g/t Au 16.5 g/t Au	over an estimated true width of 12.1 meters from 141.75 meters, including over an estimated true width of 0.8 meters from 146 meters, and over an estimated true width of 4.0 meters from 148 meters
DSDD642:	2.3 g/t Au 10.9 g/t Au 11.5 g/t Au	over an estimated true width of 36 meters from 229 meters, including over an estimated true width of 0.8 meters from 246 meters, and over an estimated true width of 0.8 meters from 248 meters
DSR1039:	5.2 g/t Au 43.8 g/t Au 12.4 g/t Au 36.1 g/t Au

over an estimated true width of 24 meters from 90 meters, including over an estimated true width of 0.8 meters from 95 meters, and over an estimated true width of 0.8 meters from 100 meters, and over an estimated true width of 0.8 meters from 112 meters

At Southern Arc, key objectives include continuing step-out drilling to test strike and depth extensions along strike to the southwest, northeast, and south, where mineralization remains open (see Figures 2 and 3). For example, drill hole DSDD606 (Figure 2) returned 8.4 g/t gold over an estimated true width of 10.4 meters from 136 meters and downhole, and a further 2.6 g/t gold over an estimated true width of 10.6 meters from 181 meters, highlighting the open nature of the system. Additional step-out drilling to test depth and strike projections is planned for the second quarter of 2026 along with re-entry and deepening of historic hole DSR936, which previously terminated short of the mineralized zone.

Mineralization at Southern Arc occurs as variable fine stockwork vein arrays and diffuse pyrite-silica flooding, with a strong spatial association to hydrothermal breccias and carbonate units (Figures 2 and 3). The system commonly exhibits extensive hematite alteration, consistent with mineralization observed at other prospects at Diamba Sud.

Drilling is continuing with 5 drill rigs across the project site testing multiple targets.

Figure 1: Diamba Sud Gold Project: Location of Mineral Resource Deposits

Figure 2:	Diamba Sud Gold Project: Southern Arc deposit - section 700NE. (For details of past release, refer to Fortuna news release dated August 13, 2025, “Fortuna drills 22.7 g/t gold over 21.6 meters at Southern Arc, Diamba Sud Gold Project, Senegal”)

Figure 3:	Diamba Sud Gold Project: Southern Arc deposit - Section 675NE. (For details of past release, refer to Fortuna news release dated August 13, 2025, “Fortuna drills 22.7 g/t gold over 21.6 meters at Southern Arc, Diamba Sud Gold Project, Senegal”)

Moungoundi Drilling Highlights

DSDD639:	15.8 g/t Au 44.1 g/t Au	over an estimated true width of 4.8 meters from 16 meters, including over an estimated true width of 1.6 meters from 17 meters
DSDD654:	7.8 g/t Au 6.2 g/t Au 16.8 g/t Au 40.9 g/t Au

over an estimated true width of 1.6 meters from 35 meters

over an estimated true width of 9.6 meters from 53 meters, including over an estimated true width of 0.8 meters from 53 meters, and over an estimated true width of 0.8 meters from 55 meters

DSDD662:	7.2 g/t Au 27.6 g/t Au	over an estimated true width of 9.6 meters from 42 meters, including over an estimated true width of 1.6 meters from 51 meters
DSR1022:	2.2 g/t Au 15.7 g/t Au	over an estimated true width of 19.2 meters from 35 meters, including over an estimated true width of 0.8 meters from 57 meters

A further 46 reverse circulation and diamond core drill holes, totalling 4,471 meters, have been completed at Moungoundi since the previous exploration update and have been incorporated into the recently updated Diamba Sud Mineral Resource estimate. The program was designed to upgrade resource confidence through infill drilling while also expanding the mineralized footprint through step-out drilling. Mineralization remains open at depth and along strike, and additional drilling is planned to test for potential extensions and possible structural links to the adjacent Western Splay deposit.

Mineralization at Moungoundi occurs within intercalated hydrothermal breccias, carbonate metasedimentary units, and granitic to dioritic intrusive rocks. Mineralization is typically associated with vein arrays preferentially hosted within hydrothermal breccias.

Area D, Karakara, and Kassasoko Infill Drilling Highlights

Area D
DSDD652:	2.7 g/t Au 13.2 g/t Au 2.8 g/t Au 12.6 g/t Au 13.8 g/t Au

 over an estimated true width of 28 meters from 21 meters, including over an estimated true width of 0.8 meters from 30 meters

over an estimated true width of 37.6 meters from 60 meters, including over an estimated true width of 0.8 meters from 75 meters, and over an estimated true width of 2.4 meters from 91 meters

DSDD655:	46.3 g/t Au 724.0 g/t Au 21.5 g/t Au 14.3 g/t Au

over an estimated true width of 13.6 meters from 43 meters, including over an estimated true width of 0.8 meters from 44 meters, and over an estimated true width of 0.8 meters from 52 meters, and over an estimated true width of 0.8 meters from 54 meters

Karakara
DSDD643:	36.3 g/t Au 105.0 g/t Au	over an estimated true width of 2.4 meters from 48 meters, including over an estimated true width of 0.8 meters from 50 meters
Kassasoko
DSR1054:	1.3 g/t Au	over an estimated true width of 22.4 meters from 26 meters
DSR1059:	1.4 g/t Au	over an estimated true width of 12.0 meters from 25 meters

An additional 17 infill drill holes, totaling 1,773 meters, were completed at Area D, Kassasoko, and Karakara (Figure 1). The program was designed to enhance resource confidence by targeting areas previously classified as Inferred Mineral Resources within the recently released updated Diamba Sud Mineral Resource.

Refer to Appendix 1 for full details of the drill holes and assay results for this drill program.

Quality Assurance & Quality Control (QA - QC)

All drilling data completed by the Company utilized the following procedures and methodologies. All drilling was carried out under the supervision of the Company’s personnel.

All reverse circulation (RC) drilling used a 5.25-inch face sampling pneumatic hammer with samples collected into 60-liter plastic bags. Samples were kept dry by maintaining enough air pressure to exclude groundwater inflow. If water ingress exceeded the air pressure, RC drilling was stopped, and drilling converted to diamond core tails. Once collected, RC samples were riffle split through a three-tier splitter to yield a 12.5 percent representative sample for submission to the analytical laboratory. The residual 87.5 percent samples were stored at the drill site until assay results were received and validated. Coarse reject samples for all mineralized samples corresponding to significant intervals are retained and stored on-site at the Company-controlled core yard.

All diamond drilling (DD) drill holes started with HQ sized diameter, before reducing to NQ diameter diamond drill bits on intersecting fresh rock. The core was logged, marked up for sampling using standard lengths of one meter or to a geological boundary. Samples were then cut into equal halves using a diamond saw. One half of the core was left in the original core box and stored in a secure location at the Company core yard at the project site. The other half was sampled, catalogued, and placed into sealed bags and securely stored at the site until shipment.

All RC and DD samples were transported by Company vehicle or commercial courier to ALS Global’s preparation laboratories in Kedougou, Senegal with prepared sample pulps then transported via commercial courier to ALS Global’s analytical facility in Ouagadougou, Burkina Faso. Routine gold analysis using a 50-gram charge and fire assay with an atomic absorption finish was completed for all samples. Samples returning assays >10 ppm Au were reanalyzed using a 50-gram charge and fire assay with a gravimetric finish. Quality control procedures included the systematic insertion of blanks, duplicates and sample standards into the sample stream. In addition, the ALS Global laboratory inserted its own quality control samples.

Qualified Person

Paul Weedon, Senior Vice President, Exploration for Fortuna Mining Corp., is a Qualified Person as defined by National Instrument 43-101 being a member of the Australian Institute of Geoscientists (Membership #6001). Mr. Weedon has reviewed and approved the scientific and technical information contained in this news release. Mr. Weedon has verified the data disclosed, including the sampling, analytical and test data underlying the information or opinions contained herein by reviewing geochemical and geological databases and reviewing diamond drill core. There were no limitations to the verification process.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and a portfolio of exploration projects in Argentina, Côte d’Ivoire, Mexico, and Peru, as well as the Diamba Sud Gold Project in Senegal. Sustainability is at the core of our operations and stakeholder relationships. We produce gold and silver while creating long-term shared value through efficient production, environmental stewardship, and social responsibility. For more information, please visit our website at www.fortunamining.com

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube | Instagram | TikTok

Forward looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, the Mineral Resource estimates at Diamba Sud; the Company’s proposed exploration plans and timelines at Diamba Sud; statements regarding potential for future resource growth at Diamba Sud; statements about the Company’s business strategies, plans and outlook; the Company’s plans for its mines and mineral properties; changes in general economic conditions and financial markets; the impact of inflationary pressures on the Company’s business and operations; the future results of exploration activities; expectations with respect to metal grade estimates and the impact of any variations relative to metals grades experienced; assumed and future metal prices; the merit of the Company’s mines and mineral properties; and the future financial or operating performance of the Company. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “proposed”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; risks relating to the Company’s ability to replace its Mineral Reserves; risks related to the conversion of Mineral Resources to Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian, and Israeli – Hamas conflicts, and the impacts they may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks related to the ability to retain or extend title to the Company’s mineral properties; risks relating to the integration of businesses and assets acquired by the Company; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to a global pandemic, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the fiscal year ended December 31, 2024. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including, but not limited to, the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; the duration and impacts of geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events, or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

All reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. All Mineral Reserve and Mineral Resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

Appendix 1: Diamba Sud Gold Project drill program details of the drill holes and assay results

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2,3] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
Area D
DSDD652	232784	1429423	180	109	90	-60	10	16	6	4.8	1.1	DD	Area D
							21	56	35	28.0	2.7	DD	Area D
						including	30	31	1	0.8	13.2	DD	Area D
							60	107	47	37.6	2.8	DD	Area D
						including	75	76	1	0.8	12.6	DD	Area D
						including	91	94	3	2.4	13.8	DD	Area D
DSDD655	232770	1429450	180	115	90	-65	16	19	3	2.4	2.9	DD	Area D
							23	30	7	5.6	1.8	DD	Area D
							36	38	2	1.6	3.6	DD	Area D
							43	60	17	13.6	46.3	DD	Area D
						including	44	45	1	0.8	724.0	DD	Area D
						including	52	53	1	0.8	21.5	DD	Area D
						including	54	55	1	0.8	14.3	DD	Area D
							77	81	4	3.2	1.9	DD	Area D
							105	108	3	2.4	4.8	DD	Area D

Karakara
DSDD640	231773	1428156	150	114	270	-55	6	18	12	9.6	1.8	DD	Karakara
							22	33	11	8.8	0.9	DD	Karakara
DSDD643	231631	1428153	154	100	270	-50	48	51	3	2.4	36.3	DD	Karakara
						including	50	51	1	0.8	105.0	DD	Karakara
DSDD646	231649	1428206	154	80	270	-50	8.5	13	4.50	3.6	1.2	DD	Karakara
							50.8	53	2.20	1.8	4.2	DD	Karakara
						including	52.5	53	0.50	0.4	12.6	DD	Karakara
DSDD648	231900	1428171	151	92	270	-50	71	86.5	15.3	12.2	0.6	DD	Karakara

Kassasoko
DSR1054	231749	1425910	145	95	150	-55	9	20	11	8.8	1.3	RC	Kassasoko
							26	54	28	22.4	1.3	RC	Kassasoko
DSR1055	231738	1425933	145	102	150	-55	NSI					RC	Kassasoko
DSR1056	231687	1425937	144	100	150	-55	28	35	7	5.6	1.0	RC	Kassasoko
							82	94	12	9.6	1.0	RC	Kassasoko
DSR1057	231656	1425949	144	80	150	-55	30	39	9	7.2	2.0	RC	Kassasoko
						Including	30	31	1	0.8	10.9	RC	Kassasoko

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2,3] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
DSR1058	231626	1425906	145	102	150	-55	4	17	13	10.4	0.9	RC	Kassasoko
							25	34	9	7.2	0.8	RC	Kassasoko
							59	61	2	1.6	3.3	RC	Kassasoko
DSR1059	231615	1425930	145	102	150	-55	12	21	9	7.2	0.7	RC	Kassasoko
							25	40	15	12.0	1.4	RC	Kassasoko
DSR1060	231603	1425947	145	102	150	-55	15	29	14	11.2	1.2	RC	Kassasoko
DSR1061	231579	1425941	145	140	150	-50	27	57	30	24.0	0.9	RC	Kassasoko
DSR1062	231557	1425940	145	100	150	-55	NSI					RC	Kassasoko
DSR1063	231544	1425871	145	100	150	-55	85	87	2	1.6	4.8	RC	Kassasoko
							91	97	6	4.8	3.3	RC	Kassasoko
DSR1064	231529	1425892	145	140	150	-55	NSI					RC	Kassasoko

Moungoundi
DSDD630	230869	1426831	154	152	90	-50	58	61	3	2.4	5.2	DD	Moungoundi
						Including	60	61	1	0.8	11.1	DD	Moungoundi
DSDD631	230828	1426901	153	98	90	-60	12	25	13	10.4	2.1	DD	Moungoundi
							34	38	4	3.2	4.2	DD	Moungoundi
						Including	35	36	1	0.8	10.3	DD	Moungoundi
							76	81	5	4.0	1.7	DD	Moungoundi
DSDD634	230777	1426899	154	131	90	-60	60	74	14	11.2	1.2	DD	Moungoundi
DSDD636	230916	1426853	154	100	90	-50	59	62	3	2.4	2.4	DD	Moungoundi
DSDD637	230873	1426899	155	83	90	-58	NSI					DD	Moungoundi
DSDD638	231014	1426649	152	74	270	-55	NSI					DD	Moungoundi
DSDD639	230885	1426932	156	116	90	-55	16	22	6	4.8	15.8	DD	Moungoundi
						Including	17	19	2	1.6	44.1	DD	Moungoundi
DSDD641	231014	1426674	152	74	270	-55	NSI					DD	Moungoundi
DSDD644	231017	1426698	153	63	270	-55	NSI					DD	Moungoundi
DSDD647	231042	1426726	154	101	270	-55	94	96	2	1.6	5.0	DD	Moungoundi
DSDD650	230870	1426980	157	86	90	-60	63	65	2.0	1.6	2.6	DD	Moungoundi
							69.4	76	6.6	5.3	2.2	DD	Moungoundi
DSDD651	231000	1426752	154	62	270	-55	5	10	5.0	4.0	7.2	DD	Moungoundi
						Including	8	9	1.0	0.8	18.6	DD	Moungoundi
DSDD654	230666	1426801	152	81	90	-55	35	37	2.0	1.6	7.8	DD	Moungoundi
							53	65	12.0	9.6	6.2	DD	Moungoundi
						Including	53	54	1.0	0.8	16.8	DD	Moungoundi
						Including	55	56	1.0	0.8	40.9	DD	Moungoundi

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2,3] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
DSDD656	230695	1426824	152	98	90	-55	14	20	6.0	4.8	3.3	DD	Moungoundi
						Including	16	17	1.0	0.8	10.9	DD	Moungoundi
							31	38	7.0	5.6	1.3	DD	Moungoundi
DSDD657	230716	1426853	153	122	90	-55	77	79	2	1.6	5.4	DD	Moungoundi
							106	108	2	1.6	9.3	DD	Moungoundi
						Including	107	108	1	0.8	17.2	DD	Moungoundi
DSDD658	230866	1426852	154	123	90	-50	NSI					DD	Moungoundi
DSDD659	230935	1426799	154	90	90	-55	12	20	8	6.4	0.8	DD	Moungoundi
DSDD660	230722	1426794	152	60	90	-55	NSI					DD	Moungoundi
DSDD661	230820	1426881	154	103	90	-50	13	18	5	4.0	4.0	DD	Moungoundi
						Including	14	15	1	0.8	16.3	DD	Moungoundi
DSDD662	230862	1426776	153	67	90	-55	42	54	12	9.6	7.2	DD	Moungoundi
						Including	51	53	2	1.6	27.6	DD	Moungoundi
DSDD663	230758	1426823	151	123	90	-55	NSI					DD	Moungoundi
DSDD664	230884	1426800	153	104	90	-55	NSI					DD	Moungoundi
DSDD665	230963	1426677	152	74	90	-55	61	68	7	5.6	3.1	DD	Moungoundi
DSDD666	231000	1426773	154	65	270	-55	10	18	8	6.4	1.5	DD	Moungoundi
							30	41	11	8.8	2.0	DD	Moungoundi
DSDD667	230939	1426775	153	85	90	-55	30	32	2	1.6	4.9	DD	Moungoundi
DSR1018	230965	1426775	154	102	90	-55	1	13	12	9.6	2.0	RC	Moungoundi
							28	44	16	12.8	2.1	RC	Moungoundi
						Including	38	39	1	0.8	15.7	RC	Moungoundi
DSR1019	230885	1426775	153	60	90	-55	22	24	2	1.6	9.2	RC	Moungoundi
						Including	22	23	1	0.8	16.9	RC	Moungoundi
DSR1020	230934	1426725	153	78	90	-55	NSI					RC	Moungoundi
DSR1021	230962	1426703	152	96	90	-55	89	93	4	3.2	2.3	RC	Moungoundi
DSR1022	231039	1426674	152	102	270	-55	35	59	24	19.2	2.2	RC	Moungoundi
						Including	57	58	1	0.8	15.7	RC	Moungoundi
							65	76	11	8.8	2.7	RC	Moungoundi
						Including	68	69	1	0.8	Loss	RC	Moungoundi
DSR1023	231062	1426701	153	120	270	-55	NSI					RC	Moungoundi
DSR1024	231017	1426727	153	90	270	-55	NSI					RC	Moungoundi
DSR1025	231045	1426750	154	102	270	-55	NSI					RC	Moungoundi
DSR1026	230962	1426654	152	60	90	-55	NSI					RC	Moungoundi
DSR1027	230915	1426830	154	90	90	-50	50	62	12	9.6	0.9	RC	Moungoundi
DSR1028	230936	1426705	152	102	90	-55	NSI					RC	Moungoundi

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2,3] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
DSR1029	230912	1426724	152	120	90	-55	82	94	12	9.6	1.0	RC	Moungoundi
DSR1030	230799	1426827	153	114	90	-55	NSI			0.0		RC	Moungoundi
DSR1031	230824	1426826	153	72	90	-55	11	20	9	7.2	1.4	RC	Moungoundi
							25	34	9	7.2	0.6	RC	Moungoundi
DSR1032	230791	1426883	154	102	90	-50	NSI					RC	Moungoundi
DSR1033	230815	1426849	154	108	90	-55	19	27	8	6.4	0.8	RC	Moungoundi
DSR1034	230780	1426826	153	144	90	-55	16	23	7	5.6	1.1	RC	Moungoundi
DSR1035	230836	1426776	153	108	90	-55	NSI					RC	Moungoundi
DSR1036	231074	1426774	155	114	270	-55	NSI					RC	Moungoundi
DSR1037	231065	1426728	154	138	270	-55	NSI					RC	Moungoundi
DSR1038	230816	1426979	156	114	90	-55	92	93	1	0.8	17.7	RC	Moungoundi

Southern Arc
DSDD601	232735	1426119	145	101	150	-50	NSI					DD	Southern Arc
DSDD602	232888	1426004	144	140	150	-50	128	130	2	1.6	2.5	DD	Southern Arc
DSDD603	232756	1425965	143	137	150	-50	NSI					DD	Southern Arc
DSDD604	232695	1426193	146	158	150	-50	63	75	12	9.6	2.2	DD	Southern Arc
						Including	71	72	1	0.8	20.0	DD	Southern Arc
							122.7	126	3.3	2.6	4.3	DD	Southern Arc
DSDD605	232914	1426143	144	129	150	-50	27	49.7	22.7	18.2	2.0	DD	Southern Arc
							79.7	87	7.3	5.8	2.6	DD	Southern Arc
						Including	80	81	1.3	1.0	10.5	DD	Southern Arc
DSDD606	232900	1426269	144	207	150	-50	97	107	10	8.0	1.5	DD	Southern Arc
							136	149	13	10.4	8.4	DD	Southern Arc
						Including	142	143	1	0.8	10.7	DD	Southern Arc
						Including	145	147	2	1.6	22.4	DD	Southern Arc
							170	174	4	3.2	3.7	DD	Southern Arc
						Including	170	171	1	0.8	11.4	DD	Southern Arc
							181	194.3	13.3	10.6	2.6	DD	Southern Arc
DSDD607	232772	1425945	143	119	150	-50	NSI					DD	Southern Arc
DSDD608	232892	1426204	143	204	150	-50	80	110.15	30.15	24.1	6.0	DD	Southern Arc
						Including	80	81	1	0.8	20.0	DD	Southern Arc
						Including	84	87	3	2.4	29.8	DD	Southern Arc
						Including	109	110.15	1	0.8	13.9	DD	Southern Arc
							124.4	129	4.6	3.7	3.0	DD	Southern Arc
							167	184	17	13.6	3.0	DD	Southern Arc

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2,3] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
						Including	176	177	1	0.8	18.6	DD	Southern Arc
							195.75	199	3.25	2.6	11.9	DD	Southern Arc
						Including	196	198	2.25	1.8	15.5	DD	Southern Arc
DSDD609	232936	1426231	143	210	150	-50	112	120.3	8.3	6.6	2.3	DD	Southern Arc
							195	199	4	3.2	2.5	DD	Southern Arc
DSDD610	232885	1426134	144	140	150	-50	47	53	6	4.8	1.4	DD	Southern Arc
							63	78.6	15.6	12.5	5.5	DD	Southern Arc
						Including	69	70.3	1.3	1.0	23.3	DD	Southern Arc
						Including	76	77.3	0.95	0.8	12.5	DD	Southern Arc
							103	109.45	6.45	5.2	3.6	DD	Southern Arc
DSDD611	232796	1425902	143	143	150	-50	NSI					DD	Southern Arc
DSDD612	232911	1426222	144	174	150	-50	102	107.8	5.8	4.6	6.4	DD	Southern Arc
						Including	106	107.8	1.8	1.4	12.6	DD	Southern Arc
							115.3	123	7.7	6.2	2.4	DD	Southern Arc
						Including	118	119	1	0.8	10.7	DD	Southern Arc
							135.45	144.5	9.05	7.2	10.3	DD	Southern Arc
						Including	135.45	137	1.55	1.2	25.5	DD	Southern Arc
						Including	139	140	1	0.8	19.0	DD	Southern Arc
DSDD613	232883	1426186	143	167	150	-50	69	78	9	7.2	2.4	DD	Southern Arc
							83	98	15	12.0	1.5	DD	Southern Arc
DSDD614	232876	1426256	144	243	150	-50	141.75	156.85	15.10	12.1	10.1	DD	Southern Arc
						Including	146	147	1	0.8	13.7	DD	Southern Arc
						Including	148	153	5	4.0	16.5	DD	Southern Arc
							180.5	191	10.50	8.4	2.0	DD	Southern Arc
							196	204	8	6.4	4.0	DD	Southern Arc
						Including	202	203	1	0.8	23.9	DD	Southern Arc
							225.45	232	6.55	5.2	1.5	DD	Southern Arc
DSDD615	232798	1425944	143	122	150	-50	NSI					DD	Southern Arc
DSDD616	232974	1426195	143	150	150	-50	126	138.15	12.15	9.7	2.0	DD	Southern Arc
DSDD617	232855	1426187	144	164	150	-50	87.75	94.75	7.00	5.6	6.4	DD	Southern Arc
						Including	92	94	2	1.6	18.0	DD	Southern Arc
DSDD618	232730	1425967	142	140	150	-50	NSI					DD	Southern Arc
DSDD619	232857	1426232	144	222	150	-50	153	162	9	7.2	3.4	DD	Southern Arc
						Including	154	155	1	0.8	19.9	DD	Southern Arc
							173	175	2	1.6	5.0	DD	Southern Arc
							193	197.95	4.95	4.0	2.3	DD	Southern Arc

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2,3] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
							205	210	5	4.0	1.0	DD	Southern Arc
DSDD620	232865	1426045	144	150	150	-50	NSI					DD	Southern Arc
DSDD621	232971	1426142	144	121	150	-50	103	104	1	0.8	5.4	DD	Southern Arc
DSDD622	232786	1425965	143	195	150	-50	84.25	85.5	1.25	1.0	6.2	DD	Southern Arc
							97.2	105.0	7.8	6.2	1.6	DD	Southern Arc
DSDD623	232719	1425988	142	134	150	-50	65.2	76.65	11.45	9.2	2.6	DD	Southern Arc
DSDD624	232671	1426026	142	147	150	-50	129	136	7	5.6	1.3	DD	Southern Arc
DSDD625	232833	1426224	144	210	150	-50	16	20	4	3.2	1.7	DD	Southern Arc
							77	83	6	4.8	1.6	DD	Southern Arc
DSDD626	232942	1426149	144	125	150	-50	96	101	5	4.0	1.1	DD	Southern Arc
DSDD627	232797	1426091	145	137	150	-50	75	92	17	13.6	1.0	DD	Southern Arc
DSDD628	232817	1425974	143	234	150	-50	89.6	106	16.4	13.1	2.8	DD	Southern Arc
						Including	101	102	1	0.8	13.8	DD	Southern Arc
							142	149	7	5.6	1.5	DD	Southern Arc
DSDD629	232775	1426273	144	249	150	-50	NSI					DD	Southern Arc
DSDD632	232638	1426028	142	201	150	-50	83	84.1	1.1	0.9	25.5	DD	Southern Arc
							185	193	8	6.4	0.9	DD	Southern Arc
DSDD633	232790	1426017	143	318	150	-50	87	110	23	18.4	0.9	DD	Southern Arc
							129	136	7	5.6	1.1	DD	Southern Arc
							179.75	183	3.25	2.6	8.0	DD	Southern Arc
						Including	181	182	1	0.8	13.7	DD	Southern Arc
DSDD635	232842	1425984	143	222	150	-50	80.2	83	2.80	2.2	2.0	DD	Southern Arc
							93	105	12.00	9.6	1.8	DD	Southern Arc
							143	186	43.00	34.4	1.7	DD	Southern Arc
							190	197	7	5.6	0.8	DD	Southern Arc
DSDD642	232820	1426293	143	294	150	-50	92	95	3	2.4	2.1	DD	Southern Arc
							99	108.1	9.1	7.3	2.6	DD	Southern Arc
							179	184	5	4.0	1.7	DD	Southern Arc
							229	274	45	36.0	2.3	DD	Southern Arc
						Including	246	247	1	0.8	10.9	DD	Southern Arc
						Including	248	249	1	0.8	11.5	DD	Southern Arc
DSDD645	233002	1426203	143	180	150	-50	154	161.5	7.5	2.3	2.9	DD	Southern Arc
						Including	159	160.25	1.25	2.3	14.0	DD	Southern Arc
DSDD649	232841	1426312	144	300	150	-50	83	104.75	27.1	21.7	2.3	DD	Southern Arc
DSDD653	232797	1426286	144	285	150	-50	173	176	3	2.4	2.0	DD	Southern Arc
							180	187	7	5.6	1.4	DD	Southern Arc

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2,3] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
							243	246.6	3.6	2.9	3.5	DD	Southern Arc
DSGT017	233017	1426051	143	120	300	-60	49	71	22	15.4	6.1	DD	Southern Arc
						Including	50	51	1	0.7	13.7	DD	Southern Arc
						Including	58	59	1	0.7	14.0	DD	Southern Arc
						Including	60	63	3	2.1	16.6	DD	Southern Arc
DSR980	232750	1426033	143	191	150	-50	82	87	5	4.0	1.8	RCD	Southern Arc
							93	101	8	6.4	0.7	RCD	Southern Arc
							119	141	22	17.6	3.1	RCD	Southern Arc
						Including	138	139	1	0.8	33.4	RCD	Southern Arc
DSR1039	232783	1426117	145	138	150	-50	80	84	4	3.2	1.6	RC	Southern Arc
							90	120	30	24.0	5.2	RC	Southern Arc
						including	95	96	1	0.8	43.8	RC	Southern Arc
						including	100	101	1	0.8	12.4	RC	Southern Arc
						including	112	113	1	0.8	36.1	RC	Southern Arc
							130	133	3	2.4	2.0	RC	Southern Arc
DSR1040	232756	1426163	145	144	150	-50	0	5	5	4.0	1.1	RC	Southern Arc
							14	18	4	3.2	1.6	RC	Southern Arc
							29	53	24	19.2	2.0	RC	Southern Arc
						including	44	45	1	0.8	12.6	RC	Southern Arc
							81	83	2	1.6	3.2	RC	Southern Arc
DSR1041	232748	1426094	145	105	150	-50	NSI					RC	Southern Arc
DSR1042	232984	1426065	144	72	150	-50	NSI					RC	Southern Arc
DSR1043	232432	1426433	148	80	150	-50	39	40	1	0.8	8.8	RC	Southern Arc
							57	59	2	1.6	2.8	RC	Southern Arc
DSR1044	232320	1426318	146	96	150	-50	NSI					RC	Southern Arc

Notes:

1. EOH: End of hole

2. Depths and widths reported to nearest significant decimal place

3. NSI: No significant intercepts

4. ETW: Estimated true width

5. RC: reverse circulation drilling | DD: diamond drilling tail | RCD: reverse circulation drilling with diamond tail

-17-